The following discussion and analysis of the results of operations and financial position of SciVac Therapeutics, Inc. (“SciVac” or “the Company”) (formerly Levon Resources, Ltd.) for the three and nine months ended September 30, 2015 should be read in conjunction with the September 30, 2015 Unaudited Interim Consolidated Financial Statements (“the Financial Statements”) and the notes thereto.

This Management Discussion and Analysis (“MD&A”) is dated November 16, 2015 and discloses specified information up to that date. The Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) in compliance with International Accounting Standard 34, Interim Financial Reporting.

Throughout this report we refer to “SciVac”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of SciVac Therapeutics, Inc. Additional information relating to the Company is available on SEDAR at www.sedar.com and the Company’s website at www.scivactherapeutics.com.

All amounts herein are expressed in US dollars (the Company’s presentation currency) unless otherwise indicated.

Forward Looking Statements

This MD&A contains forward-looking statements that reflect the current view of management with respect to future events and financial performance. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

When used in this document, words such as ‘estimate’, ‘expect’, ‘anticipate’, ‘believe’, ‘may’, ‘plan’, ‘intend’ and similar expressions are intended to describe forward-looking statements and as such involve inherent risks and uncertainties. Such factors include, among others, the Company’s stage of development, lack of any product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect the Company’s intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing. Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: products that the Company develops may not succeed in preclinical or clinical trials: the Company’s future operating results are uncertain and likely to fluctuate; the Company may not be able to raise additional capital; the Company may not be successful in establishing additional corporate collaborations or licensing arrangements; the Company may not be able to establish marketing and the costs of launching the Company’s products may be greater than anticipated; the Company has no experience in commercial manufacturing; it may face unknown risks related to intellectual property matters; and the Company faces increased competition from pharmaceutical and biotechnology companies

By their very nature, forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. In evaluating these statements, prospective purchasers should specifically consider various factors, including the risks outlined under the heading “Risk Factors” in Appendix F to the management information circular of Levon Resources Ltd. dated June 3, 2015 which is available on SciVac’s SEDAR profile at www.sedar.com. Should one or more of these risks or uncertainties or a risk that is not currently known to us materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this MD&A and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

Date of Report

November 12, 2015

Business Overview and Strategy

SciVac is a commercial-stage, private biopharmaceutical company focused on developing, producing and marketing recombinant healthcare biotechnology derived products to prevent and treat infectious and immune diseases. We currently manufacture our lead product, Sci-B-Vac™, a third generation Hepatitis B (“HBV”) vaccine for adults, children and newborns, which is registered in twelve countries throughout the world. Sci-B-Vac™, has not yet been approved by the U.S. Food and Drug Administration (the “FDA”) or the European Medicines Agency (the “EMA”). In Israel, where more than 500,000 persons have already been vaccinated with our vaccine, Sci-B-Vac™, is considered the standard of care. We have sold more than 1.5 million units in Israel. Certain clinical trials have shown the advantage of Sci-B-Vac™ over GlaxoSmithKline’s Engerix-B®, one of the primary existing HBV vaccines available for the hepatitis B virus hepatitis B, in preventing hepatitis B infection. We are currently developing a clinical program to support the approval from the FDA and from the EMA to market Sci-B-Vac™ for sale for vaccination of pre-dialysis and HIV patients in the United States and the European Union (the “EU”), respectively. Our wholly-owned subsidiary in Rehovot Israel, currently manufactures and sells our lead product, Sci-B-Vac™, a third-generation Hepatitis B vaccine for adults, children and newborns.

We have in-licensed an early-stage enzyme-based product designated S-Graft, which is recombinant human deoxyribonuclease I.

We have also created our own research and development center in order to develop bacterial (E. Coli) and mammalian cell (Chinese Hamster Ovary (“CHO”)) manufacturing technology, and we offer contract development and current good manufacturing practices (“cGMP”) manufacturing services for phase I/II clinical studies and additional R&D services for other life science and biotechnology companies.

We may also seek to in-license late-stage drugs that we believe complement our product portfolio, including small molecule therapeutics for niche indications in oncology.

Overall Performance

The Company had net losses of approximately $9.9 million and $4.7 million for the nine month periods ending September 30, 2015 and 2014, respectively, and has experienced cash outflows from operating activities. The Company also has an accumulated deficit of $65.5 million as of September 30, 2015. The Company had $16.0 million of cash at September 30, 2015 and working capital of approximately $15.5 million.

Our net cash used in operating activities was $5.2 million and $2.8 million for the nine months ended September 30, 2015 and 2014, respectively, an increase of $2.4 million. Our net cash used in operating activities for the nine months ended September 30, 2015 resulted from our net loss of $9.9 million offset by non-cash charges of $4.5 million and non-cash changes in operating assets and liabilities of $0.1 million.

Our net cash used in investing activities was $0.3 million and $0.8 million for the nine months ended September 30, 2015 and 2014, respectively. The decrease of proceeds from investing activities of $0.5 million over the nine months ended September 30, 2015 compared to same period in 2014 is primarily due to decrease in cash used for the purchases of property and equipment.

Our net cash provided by financing activities was $21.1 million and $3.6 million for the nine months ended September 30, 2015 and 2014, respectively. The increase in cash provided by financing activities over the nine months ended September 30, 2015 compared to same period in 2014 was primarily related to cash acquired as a result of the reverse takeover.

Corporate Developments – Highlights for the Quarter ended September 30, 2015

The Arrangement

On July 9, 2015, the Company (formerly, Levon Resources Ltd. (“Levon”) announced the completion of a plan of arrangement (the “Arrangement”) pursuant to which SciVac Ltd. completed a reverse takeover of Levon. In connection with the Arrangement, the Company acquired 100% of the issued and outstanding securities of SciVac Ltd. in exchange for 517,514,016 common shares of the Company, resulting in the former SciVac Ltd. securityholders holding 68.4% of the issued and outstanding common shares and the shareholders of the Company immediately prior to the effective time of the Arrangement controlling the remaining 31.6%. On completion of the Arrangement, the Company changed its name from Levon Resources Ltd. to SciVac Therapeutics Inc.

On July 14, 2015, SciVac Therapeutics Inc. commenced trading on the Toronto Stock Exchange (the “TSX”) under the ticker symbol “VAC” and were quoted on the OTCQX under the symbol “SVACF”.

Business Activities

General:

At present, the Company’s operations are focused on:

●	Manufacturing and sale of Sci-B-Vac™ in territories where it is currently registered.

●	Preparing for clinical trials to support various marketing authorizations in the U.S. and Europe.

●	Providing contracted services, primarily to customers in the pharmaceutical and biotechnology sectors.

Regulatory and Quality Control:

In November 2015, we initiated a Phase IV trial entitled: “an open label, single arm, single center clinical study in healthy subjects to qualify an in-house reference standard batch of SCI-B-VAC™”. The primary goal of the study is to validate the new in-house reference standard vaccine for routine quality control purposes, in compliance with the European Pharmacopeia and the Israeli Ministry of Health. We anticipate the trial will be completed by the second quarter of 2017, and an interim analysis is planned during the third quarter of 2016.

R&D Services:

The Company provides services for the biotechnology industry in Israel. These services include relevant activities for development and manufacturing of therapeutic proteins according to international standards and cGMP quality level suitable for toxicological studies in animals and clinical studies (phase I & II) in humans. Service activities include analytics/bio analytics methods for development and process development of therapeutic proteins starting with a lead candidate clone through the upstream, purification, formulation and filling processes and manufacturing for Phase I & II clinical trials.

These R&D services are primarily marketed to Israeli research community in academia and biotechnology companies in the life sciences in Israel lacking the infrastructure or experience in the development and production of therapeutic proteins in the standards and quality required for clinical trials for human use.

In 2014 and 2015 the Company provided services to more than 10 biotech companies including analytical development, upstream development process, protein purification and formulation and filling for phase I clinical studies.

During the nine months ended September 30, 2015, the Company has completed several milestones including filing process for phase I clinical study, small scale process development and a one-year stability study.

Review of Operating Results

Revenues:

For the nine month periods ended September 30,

	2015	2014	$ Change in 2015	% change in 2015
Products Revenues	353,000	943,000	(590,000)	(63%)
Services Revenues	612,000	789,000	(177,000)	(22%)
Total Revenues	965,000	1,732,000	(767,000)	(44%)

Products revenue for the nine months ended September 30, 2015 was $353,000 as compared to $943,000 for the nine months ended September 30, 2014. The products revenue decrease of $590,000 or 63% was a primarily result a recall of certain batches of the Company’s Sci-B-VacTM product which was implemented in July 2015 as a precaution and in conjunction with the Israeli Ministry of Health.

Services revenue is primarily milestone based and can vary from period to period. Service revenue for the nine months ended September 30, 2015 was $612,000 as compared to $789,000 for the nine months ended September 30, 2014. The services revenue decrease of $177,000 or 22% was primarily a result of the completion of a large milestone on a services project during the nine months ended September 30, 2014.

Total revenue for the nine months ended September 30, 2015 was $965,000 as compared to $1.7 million for the nine months ended September 30, 2014. The total revenue decrease of $767,000 or 44% was a primarily result of the reasons described above.

Revenue by Geographic Region

	2015	2014	$ Change in 2015	% change in 2015
Revenue in Israel	544,000	1,149,000	(605,000)	(53%)
Revenue in Europe	412,000	583,000	(171,000)	(29%)
Revenue in Asia	9,000	-	9,000	-
Total Revenue	965,000	1,732,000	(767,000)	(44%)

Revenue in Israel for the nine months ended September 30, 2015 was $544,000 as compared to $1,149,000 for the nine months ended September 30, 2014. The revenue in Israel decreased by $605,000 or 53% primarily from a decrease in product revenue resulting from a recall of certain batches of the Company’s Sci-B-VacTM product which was implemented in July 2015 as a precaution and in conjunction with the Israeli Ministry of Health.

Revenue in Europe for the nine months ended September 30, 2015 was $412,000 as compared to $583,000 for the nine months ended September 30, 2014. The revenue in Europe decreased by $171,000 or 29% primarily from the completion of large milestone on a services project during the nine months ended September 30, 2014.

For the three month periods ended September 30,

	2015	2014	$ Change in 2015	% change in 2015
Product Revenues	21,000	318,000	(297,000)	(93%)
Services revenues	83,000	65,000	18,000	28%
Total Revenue	104,000	383,000	(279,000)	(73%)

Products revenue for the three months ended September 30, 2015 was $21,000 as compared to $318,000 for the three months ended September 30, 2014. The products revenue decrease of $297,000 or 97% was primarily a result of a recall of certain batches of the Company’s Sci-B-VacTM product which was implemented in July 2015 as a precaution and in conjunction with the Israeli Ministry of Health.

Services revenue is primarily milestone based and can vary from period to period. Service revenue for the three months ended September 30, 2015 was $83,000 as compared to $65,000 for the three months ended September 30, 2014. The services revenue increase of $18,000 or 28% was primarily a result of the completion of a larger milestone compared to 2014.

Total revenue for the three months ended September 30, 2015 was $104,000 as compared to $383,000 for the three months ended September 30, 2014. The total revenue decrease of $279,000 or 73% was primarily a result of the reasons described above.

Revenue by Geographic Region

	2015	2014	$ Change in 2015	% change in 2015
Revenue in Israel	46,000	376,000	(330,000)	(88%)
Revenue in Europe	58,000	7,000	51,000	728%
Total Revenue	104,000	383,000	(279,000)	(73%)

Revenue in Israel for the three months ended September 30, 2015 was $46,000 as compared to $376,000 for the three months ended September 30, 2014. The revenue in Israel decreased by $330,000 or 88% primarily from the decrease in product revenue resulting from a recall of certain batches of the Company’s Sci-B-VacTM product which was implemented in July 2015 as a precaution and in conjunction with the Israeli Ministry of Health.

Revenue in Europe for the three months ended September 30, 2015 was $58,000 as compared to $7,000 for the three months ended September 30, 2014. The revenue in Europe Increased by $51,000 or 728% primarily as a result of the completion of a larger services revenue milestone in 2015 as compared to 2014.

Cost of revenues:

For the nine month periods ended September 30,

	2015	2014	$ Change in 2015	% change in 2015
Cost of revenues	2,604,000	2,789,000	(185,000)	(7%)

Cost of revenues (“COGS”) for the nine months ended September 30, 2015 was $2.6 million as compared to $2.8 million for the nine months ended September 30, 2014. The COGS decrease of $185,000 or 7% was primarily a result of decrease in sales in 2015 and higher recognition of deferred expenses in 2014 from service revenue projects.

For the three month periods ended September 30,

	2015	2014	$ Change in 2015	% change in 2015
Cost of revenues	876,000	777,000	99,000	13%

The COGS expense for the three months ended September 30, 2015 was $876,000 as compared to $777,000 for the nine months ended September 30, 2014. The COGS expense increase of $99,000 or 13% was primarily a result of higher costs associated with increased production activity.

General, Administrative and Selling expense:

For the nine month periods ended September 30,

	2015	2014	$ Change in 2015	% change in 2015
General, administrative and selling expense	2,341,000	1,989,000	352,000	18%

General, Administrative and Selling(“GA&S”) expense for the nine months ended September 30, 2015 was $2.3 million as compared to $2.0 million for the nine months ended September 30, 2014. The GA&S expense increase of $352,000 or 18% was primarily a result of legal and consultant expense related to strategic merger activities.

For the three month periods ended September 30,

	2015	2014	$ Change in 2015	% change in 2015
General, administrative and selling expense	494,000	649,000	(155,000)	(24%)

SG&A expense for the three months ended September 30, 2015 was $494,000 as compared to $649,000 for the three months ended September 30, 2014. The SG&A expense decrease of $155,000 or 24% was primarily a result of a reduction of consultant expense and to an amendment in the intangible amortization of $100,000.

Research and Development expense:

For the nine month periods ended September 30,

	2015	2014	$ Change in 2015	% change in 2015
Research and development	348,000	532,000	(184,000)	(34%)

Research and Development (“R&D”) expense for the nine months ended September 30, 2015 was $348,000 as compared to $532,000 for the nine months ended September 30, 2014. The R&D expense decrease of $184,000 or 34% was primarily the result of approximately a $134,000 accrual adjustment related to R&D that was outsourced to a third party.

For the three month periods ended September 30,

	2015	2014	$ Change in 2015	% change in 2015
Research and development	122,000	272,000	(150,000)	(55%)

R&D expense for the three months ended September 30, 2015 was $122,000 as compared to $272,000 for the three months ended September 30, 2014. The R&D expense decrease of $150,000 or 55% was primarily the result of approximately a $134,000 accrual adjustment related to R&D that was outsourced to a third party.

Financial expenses

For the nine month periods ended September 30,

	2015	2014	$ Change in 2015	% change in 2015
Interest expenses	1,112,000	392,000	720,000	184%
Foreign exchange (gain) loss	1,089,000	915,000	174,000	19%
Total financial expenses	2,201,000	1,307,000	894,000	68%

Total financial expenses for the nine months ended September 30, 2015 was $2.2 million as compared to $1.3 million for the nine months ended September 30, 2014. The financial expenses increase of $894,000 or 68% was primarily the result of increase in Interest expenses of $720,000 primarily from the increase of deemed interest of the Intercompany loans that were held in SciVac LTD prior to the merger, the FX loss was increased by 19% as the result of the decrease of Canadian Dollar (“CAD”) / US Dollar (“USD”) at quarter end, offset by a decrease of the FX effect from Israeli Shekels (“ILS”) to USD.

For the three month periods ended September 30,

	2015	2014	$ Change in 2015	% change in 2015
Interest expenses	374,000	153,000	221,000	144%
Foreign exchange (gain) loss	1,643,000	992,000	651,000	66%
Total financial expenses	2,017,000	1,145,000	872,000	76%

Financial expense for the three months ended September 30, 2015 was $2.0 million as compared to $1.1 million for the three months ended September 30, 2014. The finance expense increase of $872,000 or 76% was primarily the result of increase of FX loss of $651,000 as the result of the decrease of CAD/USD at quarter end, offset by a decrease of monetary exchange effect from ILS to USD.

Listing Expenses

The excess of the fair value of the consideration received by the pre-Acquisition shareholders of Levon over the fair value of the identifiable net assets of Levon on the closing date of the Acquisition was calculated as follows:

Consideration - common shares	$21,797
Identifiable net assets of Levon acquired by
SciVac:
Cash	$20,602
Reverse takeover listing expense	$1,195
Additional listing expense	$158
Total listing expense	$1,353

Liquidity and Capital Resources

	September 30, 2015	December 31, 2014	$ Change in 2015	% change in 2015
Current assets	18,410,000	3,026,000	15,384,000	508%
Current liabilities	2,863,000	3,079,000	(216,000)	(7%)
Working Capital	15,547,000	(53,000)	15,168,000	286,188%
Accumulated deficit	65,458,000	55,580,000	9,878,000	18%

As at September 30, 2015, we had cash and cash equivalents and short-term investments of $16,012,000 compared to $393,000 as at December 31, 2014. As at September 30, 2015, the Company had working capital of $15,547,000 compared to a negative working capital of $53,000 at December 31, 2014. Working capital is calculated by subtracting Current Liabilities from Current Assets.

We anticipate that our existing funds will be sufficient to maintain current operations beyond the next twelve months.

Our actual future capital requirements will depend on many factors, including product sales outside of Israel, the progress and results of our clinical trials, the duration and cost of discovery and preclinical development, and laboratory testing and clinical trials for our products, the timing and outcome of regulatory review of our products, the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims and other intellectual property rights, the number and development requirements of other product candidates that we pursue and the costs of commercialization activities, including product marketing, sales and distribution.

We may need to finance our future cash needs through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements. We currently do not have any commitments for future external funding. We may need to raise additional funds more quickly if one or more of our assumptions prove to be incorrect or if we choose to expand our product development efforts more rapidly than we presently anticipate. We may also decide to raise additional funds even before we need them if the conditions for raising capital are favorable. The sale of additional equity or debt securities will likely result in dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also result in covenants that would restrict our operations. Additional equity or debt financing, grants or corporate collaboration and licensing arrangements may not be available on acceptable terms, if at all. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate our R&D programs, reduce our planned commercialization efforts or obtain funds through arrangements with collaborators or others that may require us to relinquish rights to certain product candidates that we might otherwise seek to develop or commercialize independently.

Proposed Transaction

On October 26, 2015, the Company announced that it has entered into an agreement and plan of merger (the “Agreement”) to acquire VBI Vaccines Inc. (“VBI”) to form a commercial-stage company with a licensed hepatitis B vaccine and a pipeline of preventative and therapeutic vaccine candidates. Pursuant to the Agreement, a newly-formed wholly owned subsidiary of the Company will merge with VBI (the “Merger”), with VBI surviving the Merger as a wholly owned subsidiary of the Company, and the Company will change its name to VBI Vaccines Inc. At the effective time of the Merger, each share of VBI common stock will be converted into the right to receive 20.808356 common shares of the Company (the “Exchange Ratio”). In aggregate, VBI stockholders will receive approximately 541,573,712 common shares of the Company, representing approximately 42% of the issued and outstanding shares and voting power of the combined company after giving effect to the Merger. Holders of options and warrants to purchase VBI common stock will receive options and warrants to purchase common shares of the Company in exchange for their VBI options and warrants, as adjusted based on the Exchange Ratio but otherwise on the same terms and conditions as in the original VBI options and warrants. In total, upon consummation of the Merger, holders of VBI’s securities will receive shares, options and warrants of the Company representing approximately 46% of the fully diluted outstanding shares of the combined company. OPKO Health, Inc. (NYSE: OPK) will be the largest shareholder of the combined company, with approximately 14% of the issued and outstanding shares of the combined company. The percentage ownerships described above are before giving effect to any concurrent financing transaction and issuance of equity incentive awards under a new equity incentive plan to be adopted at the effective time of the Merger. The boards of directors of both companies have unanimously approved the Agreement, the Merger and the transactions contemplated by the Agreement. The transactions are subject to customary closing conditions, including the approval of the shareholders of the Company and VBI.

Off-Balance Sheet Arrangements

The Company has no material undisclosed off balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition.

Transactions with Related Parties

	September 30, 2015	December 31, 2014
Loans	-	9,265,000
Capital Notes	-	514,000

The loans and capital notes in the above table were made by certain security holder of the Company. The loans and capital notes were exchanged for common shares of the Company as part of the Arrangement.

In April 2013, SciVac entered into a Development and Manufacturing Agreement with Kevelt AS (“Kevelt”), a company incorporated under the laws of Estonia and a wholly owned subsidiary of Open Joint Stock Company Pharmsynthez (“Pharmsynthez”), pursuant to which SciVac agreed to develop the manufacturing process for the production of clinical and commercial quantities of certain materials in drug substance form.

The Company entered into two agreements with Pharmsynthez:

●	On December, 29, 2014, SciVac entered into an exclusive distribution agreement with Pharmsynthez, pursuant to which SciVac appointed Pharmsynthez as the exclusive distributor of Sci-B-Vac™ in the Russian Federation for a term of five years. The term of the agreement will automatically be renewed for an undefined period upon the expiration of the initial term, unless either party provides written notice to the other party at least 90 days prior to the termination of the initial term. The agreement provides that Pharmsynthez must purchase certain minimum quantities of Sci-B-Vac™ per each quarter during the term of the agreement, and failure to do so will entitle SciVac to either terminate Pharmsynthez’s exclusivity rights or terminate the agreement. SciVac may also terminate the agreement upon 30 days prior written notice if Pharmsynthez distributes Sci-B-Vac™ outside of the Russian Federation. Pharmsynthez is subject to non-compete and non-assignment obligations during the term of the agreement.

●	SciVac entered into a material transfer agreement with Pharmsynthez and Ferring, dated as of April 30, 2014, pursuant to which SciVac and Pharmsynthez agreed to provide rhDNase material to Ferring for research purposes. The agreement has a one-year term but the parties are permitted to terminate the agreement at any time by providing 30 days prior written notice to the other parties.

The Chairman of the Board of both Kevelt and Pharmsynthez is also a director of the Company. As of September 30, 2015, the Company had deferred revenue related to the above contracts for Kevelt and Pharmsynthez as reflected in the following table:

	Total Deferred Revenue	Short Term	Long Term
Pharmsynthez	567,750	-	567,750
Kevelt	2,492,670	1,583,345	909,325
Non-related party	200,000	-	200,000

Significant Accounting Judgements and Estimate

The preparation of financial statements requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. In particular, significant judgments made by management in the application of IFRS during the preparation of the financial statements and estimates with a risk of material adjustment are:

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Deprecation for property and equipment

Depreciation expense is allocated based on assumed asset lives. Should the asset life or depreciation rates differ from the initial estimate, an adjustment would be made in the consolidated statements of operations and comprehensive loss.

Contingencies

By their nature, contingencies will only be resolved when one or more uncertain future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

Intangible assets – useful lives

Following initial recognition, the Company carries the value of intangible assets at cost less accumulated amortization and any accumulated impairment losses. Amortization is recorded on the straight-line basis based upon management’s estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of the technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of the intangible assets resulting in a change in related amortization expense.

Intangible assets – impairment

The application of the Company’s accounting policy for intangible asset expenditures requires judgment in determining whether it is likely that the future economic benefits will flow to the Company, which are based on assumptions about future events or circumstances. Estimates and assumptions may change if new information becomes available. If, after expenditures are capitalized, information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off to profit or loss in the period the new information becomes available.

The determination of the Company and its subsidiary’s functional currency

The functional currency of the Company and its subsidiary is the currency of the primary economic environment and the Company reconsiders the functional currency if there is a change in events and conditions, which determined the primary economic environment.

Fair value hierarchy

Where the fair value of financial assets and financial liabilities recorded in the statements of financial position cannot be derived from active markets, their fair value is determined using valuation techniques including discounted cash flow models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

While management believes that these judgments and estimates are reasonable, actual results could differ from those estimates and could impact future results of comprehensive income and cash flows. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods. There were no significant changes in estimates during the third quarter of the year ended September 30, 2015.

Financial Instruments

Fair value

Financial instrument disclosures establish a fair value hierarchy that requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company primarily applies the market approach for recurring fair value measurements. This section describes three input levels that may be used to measure fair value:

Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide information on an ongoing basis. The Company does not have any financial instruments in this category.

Level 2 - quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Financial instruments whose carrying value approximates fair value

Cash and cash equivalents, short-term investments and other receivables are financial instruments whose fair value approximates their carrying value due to their short-term maturity. The input level used by the Company to measure fair value of its cash and cash equivalents and short-term investments is Level 2 as they are valued using observable market data.

The fair value of accounts payable may be less than its carrying value due to liquidity risk.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Company’s income or valuation of its financial instruments. The Company is exposed to financial risk related to fluctuation of foreign exchange rates. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the ILS in Israel or CAD in Canada, primarily expenses for research and development, Consultants incurred in US$ The Company believes that the results of operations, financial position and cash flows would be affected by a sudden change in foreign exchange rates, but would not impair or enhance its ability to pay its US$.

Foreign exchange risk

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

Foreign currency sensitivity analysis

The following table details the Company’s sensitivity to a 5% increase and decrease in the ILS against the relevant foreign currencies. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 5% change in foreign currency rates. The sensitivity analysis liabilities include loans from related parties and deferred revenues that are denominated in USD. A positive number below indicates an increase in profit or equity where the ILS strengthens 5% against the relevant currency. For a 5% weakening of the ILS against the relevant currency, there would be a comparable impact on the profit or equity, and the balances below would be negative.

	Q3 2015 $	YE 2014 $
Asset	416	-
Liability	(3,261)	(8,457)
	(2,845)	(8,457)

Interest rate risk

The Company is subject to interest rate risk on its cash and cash equivalents and believes that the results of operations, financial position and cash flows would not be significantly affected by a sudden change in market interest rates. The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents.

As of September 30, 2015, cash held in savings accounts was $14.7 million. The interest rates range from 0.0% to 0.5%.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet cash flow requirements associated with financial instruments. The Company continues to manage its liquidity risk by monitoring its cash flows and investments regularly, comparing actual results with budgets and future cash requirements.

Credit risk

The Company limits its exposure to credit risk, with respect to cash and cash equivalents, by placing them with high quality credit financial institutions. The Company’s cash equivalents consist primarily of operating funds and deposits with commercial banks.

OUTSTANDING SHARE DATA

The following is the Company’s outstanding share data as of November 16, 2015.

Common Shares: The Company had 756,599,439 shares outstanding as of November 16, 2015.

Stock Options: The Company did not have any outstanding stock options as November 16, 2015.

Warrants: The Company did not have any outstanding warrants as of November 16, 2015.

Changes in Accounting Policies including Initial Adoption

None

Internal Controls over Financial Reporting

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS. Management is also responsible for the design of the Company’s internal control over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

The Company’s internal controls over financial reporting include policies and procedures that: pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of their inherent limitations, internal controls over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s internal controls over financial reporting as at September 30, 2015. During the period ended September 30, 2015, the Company experienced a change of personnel operating in financial reporting and, upon completion of the Arrangement, there was a change in control and senior management of the Company. However, the former CEO and CFO and personnel operating in financial reporting of Levon were retained by the Company to assist in the preparation of the Company’s Financial Statements. The Company has concluded that there has been no change in the Company’s internal controls over financial reporting that occurred during the most recently completed quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.